Exhibit n.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Solar Senior Capital Ltd.:

We consent to the use of our reports included herein dated February 22, 2017, with respect to the consolidated statements of assets and liabilities, including the consolidated schedules of investments, of Solar Senior Capital Ltd. (and subsidiaries) (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, and to the use of our report on the Senior Securities dated March 9, 2017 incorporated herein by reference and to the reference to our firm under the headings “Selected Financial and Other Data” and “Independent Registered Public Accounting Firm” in the prospectus.

(signed) KPMG LLP

New York, New York

October 5, 2017